---------------------------------
                                              OMB APPROVAL
                                              ---------------------------------
                                              OMB Number:  3235-0157
                                              Expires: March 31, 2002
                                              Estimated average burden
                                              hours per response.........3
                                              ---------------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

   Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [  ]     Merger

         [ X ]    Liquidation

         [  ]     Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.

         [  ]     Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form).

2. Name of fund: IGAM Group Funds, a Delaware business trust with one operating series--Internet Index Fund (the "Fund").

3.   Securities and Exchange Commission File No.: 811-09493

4.   Is this an initial Form N-8F or an amendment to a previously filed
     Form N-8F?

     [ X ]    Initial Application                [  ]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                           24 Salt Pond Road
                           South Kingstown Office Park
                           Suite A5
                           Wakefield, RI 02879

6. Name, address and telephone number of individual of Commission staff should contact with any questions regarding this form:

                           Elaine E. Richards
                           Firstar Mutual Fund Services, LLC
                           615 E. Michigan Street
                           Milwaukee, WI  53202
                           Ph. (414) 287-3338

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Records Relating to:                     Located at:
     Registrant's fund accounting servicing   Firstar Mutual Funds Services, LLC
     agent, transfer agent and administrator  615 East Michigan Street
                                              Milwaukee, WI 53202
                                              Attn: Freddie Jacobs
                                              Ph. 414-287-3651

     Registrant's investment adviser          Integrity Global Asset
                                              Management, Inc.
                                              South Kingstown Office Park,
                                              Suite A5,
                                              24 Salt Pond Road,
                                              Wakefield, RI  02879
                                              Attn: Eugene Y.W. Lee
                                              Ph. 401-788-0977

     Registrant's custodian                   Firstar Bank, N.A.
                                              425 Walnut Street
                                              Cincinnati, OH 45202
                                              Attn: Peter Irving
                                              Ph. 414-287-3689
     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

         [ X ]    Management company;

         [  ]     Unit investment trust; or

         [  ]     Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

         [ X ]    Open-end                           [  ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  Integrity Global Asset Management, Inc.
                  South Kingstown Office Park, Suite A5,
                  24 Salt Pond Road,
                  Wakefield, RI  02879


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                  T.O. Richardson Securities, Inc
                  Two Bridgewater Road
                  Farmington, CT 06032-2256

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)     Depositor's name(s) and address(s):

     (b)     Trustee's name(s) and address(s):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  [  ]     Yes                       [ X ]    No

     If Yes, for each UIT state:

               Name(s):

               File No.:  811-_______

               Business Address:

15.  (a)      Did the fund obtain approval from the board of directors
              concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ X ]    Yes                       [  ]     No

              If Yes, state the date on which the board vote took place:

              January 30, 2001

              If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration:

              [  ]     Yes                       [ X ]    No

              If Yes, state the date on which the shareholder vote took place:

              If No, explain:

              Pursuant to the Trust's Agreement and Declaration of Trust, liquidation of the Fund did not require shareholder approval.
              Section 2 of Article VIII of the Trust's Agreement and Declaration of Trust gives the Trustees the authority to dissolve a Trust or Series at any time "by vote of a majority of the shares of the Trust or by the Board of Trustees with written notice to the shareholders." Per the Board's authorization, the officers sent written notice to the shareholders on or about January 31, 2001.

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [ X ]    Yes                       [  ]     No

     (a) If Yes, list the date(s) on which the fund made those distributions:

                  February 15, 2001

     (b)      Were the distributions made on the basis of net assets?

                  [ X ]    Yes                       [  ]     No

     (c)      Were the distributions made pro rata based on share ownership?

                  [ X ]    Yes                       [  ]     No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

     (e)      Liquidations only:
              Were any distributions to shareholders made in kind?

                  [  ]     Yes                       [ X ]    No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

                  [  ]     Yes                       [  ]     No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

                  [ X ]    Yes                       [  ]     No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [  ]     Yes                       [ X ]    No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is file? (See question 18 above)

                  [  ]     Yes                       [ X ]    No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)      Why has the fund retained the remaining assets?

     (c)      Will the remaining assets be invested in securities?

                  [  ]     Yes                       [  ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [  ]     Yes                       [ X ]    No

     If Yes,
     (a)      Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)      List the expenses incurred in connection with the Merger or
              Liquidation:

                (i)      Legal expenses:                                     $0

                (ii)     Accounting expenses:                                $0

                (iii)    Other expenses (list and identify separately):      $0

                (iv)     Total expenses (sum of lines (i)-(iii) above):      $0

     (b)      How were those expenses allocated?  N/A

     (c)      Who paid those expenses?  N/A

     (d)      How did the fund pay for unamortized expenses (if any)?  N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [  ]     Yes                       [ X ]    No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

                  [  ]     Yes                       [ X ]    No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [  ]     Yes                       [X]      No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger:

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of IGAM Group Funds, (ii) he is the President of IGAM Group Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                                         /s/ Eugene Y.W. Lee
                                                         ----------------------
                                                         Eugene Y.W. Lee
                                                         President
                                                         IGAM Group Funds